WELLS
                                  Mutual Funds






August 7, 2002


Arthur Andersen LLP
720 East Pete Rose Way
Cincinnati, Ohio 45202

            Re:  Wells Family of Real Estate Funds

Ladies and Gentlemen:

     Enclosed please find a copy of Item 77K of Form N-SAR which we propose to file with the Securities and Exchange Commission in connection with the cessation of Arthur Andersen LLP's role as independent auditor.

     Please furnish us with a letter addressed to the Commission stating whether you agree with the statements made herein and, if not, stating the respects in which you do not agree. We will file your letter as an exhibit to the enclosed report.

     Thank you for your assistance.


Very truly yours,

/s/ John F. Splain

John F. Splain
Secretary







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P.O. Box 46707     Cincinnati, Ohio 45246-0707     Phone: 1-800-282-1581     Fax: 513-587-3450     www.wellsref.com
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